March 9, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo, Staff Attorney

Re:	Nubia Brand International Corp.
Registration Statement on Form S-1 (File No. 333-261114)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins Nubia Brand International Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-261114) (the “Registration Statement”) to become effective on March 10, 2022, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

cc:	Jaymes Winters, Chief Executive Officer, Nubia Brand International Corp.
Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP
David R. Crandall, Esq., Hogan Lovells US LLP